FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 3, 2010

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ARGENTINA S.A.

PAYMENT OF CASH DIVIDENDS

Buenos Aires, August 3, 2010– Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) informs that according to the delegation approved by the General Shareholders’ Meeting held on March 26, 2010, the Company’s Board of Directors approved, at the meeting held today, to distribute cash dividends in the amount of P$275 million for 2009 fiscal year, included in the Reserve for Future Dividends established according to the resolution issued by the before mentioned Meeting, equivalent to P$0.272380136 per share. Dividends will be available to shareholders within the next thirty (30) days, subject to withholding in respect of the Wealth Tax as calculated for each shareholder.

Any further information or questions regarding the 2009 Annual Report may be obtained by contacting Claudio Martin (claudio.martin@petrobras.com) or Diego Gully (diego.gully@petrobras.com).

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGETINA S.A.

Date: 08/03/2010

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney